September 16, 2011

By Electronic Submission
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	World Surveillance Group Inc.
Amendment No. 1 to Form S-1 Registration Statement
Filed September 1, 2011
File No. 333-175307

Mr. Spirgel:

This letter reflects our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 8, 2011 to Mr. Glenn D. Estrella, our President and Chief Executive Officer (the “Comment Letter”).  The Comment Letter relates to our Amendment No. 1 to Form S-1 Registration Statement filed with the Commission by World Surveillance Group Inc. (“WSGI” or the "Company") on September 1, 2011.

Please note that the Company’s Form S-1 has also been modified in the Amendment No. 2 to reflect the Company’s responses to the comments of the Staff on our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 where relevant and appropriate.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized.

Risk Factors, page 3

We rely exclusively on our technical partner, Eastcor Engineering, for the development and commercialization of our products, page 4

COMMENT 1:  We note your response to comment eight from our letter dated July 28, 2011. Please expand your disclosure to clarify that you previously had an agreement with Eastcor and why it was terminated.

RESPONSE 1:  Please see the revised disclosure on page 4 of the Company’s Amendment No. 2 to Form S-1.

State Road 405, Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

Our subsidiary GTC relies heavily on the Globalstar satellite network to provide its services and generate revenue, page 4

COMMENT 2: We note your response to comment nine from our letter dated July 28, 2011. Please clarify whether the deterioration of the Globalstar satellite constellation has put your government contracts at risk. Clarify whether the government has the right to terminate since the company has not performed under the contracts.

RESPONSE 2: Please see the revised disclosure on page 4 of the Company’s Amendment No. 2 to Form S-1.

We are subject to a number of lawsuits that could result in material judgments against us, page 9

COMMENT 3: We note your response to comment 12 from our letter dated July 28, 2011. However, there does not appear to be related party transaction disclosure in the prospectus regarding the $250,000 payment on behalf of the company by the Chairman of the Board. Please revise.

RESPONSE 3:  Please see the disclosure in the seventh paragraph of the section entitled “Certain Relationships and Related Person Transactions” on page 50 of the Company’s Amendment No. 1 to Form S-1, which discusses the payment of the $250,000 portion of the SEC settlement amount by Mr. Clark, the Company’s Chairman of the Board, on the Company’s behalf.  The Company does not believe any further disclosure is required.

Business, page 25

GTC, page 27

COMMENT 4: We note your response to comment 21 from our letter dated July 28, 2011. Please include your supplemental response as part of the prospectus’ disclosure.

RESPONSE 4: Please see the revised disclosure on page 28 of the Company’s Amendment No. 2 to Form S-1 to reflect the inclusion of our supplemental response.

Consolidated Financial Statements, page F-1

Note 3

SkySat Sale, page F-11

COMMENT 5:  We note your response to comment 33 from our letter dated July 28, 2011 and that costs associated with the development of SkySat were reclassified in 2010 from inventory to research and development expense. Because the development of SkySat was incomplete at the time of the transaction with GTC and the consideration received from GTC was restricted in use to the further development and completion of SkySat, it appears that the $250,000 should have been allocated to deferred revenue and the cash received classified as restricted. Please revise your financial statements and disclosure as appropriate or advise us.

RESPONSE 5: Please see the revised disclosure on pages F-11, F-22 and F-24 of the Company’s Amendment No. 2 to Form S-1.  The revised disclosure in the Company’s annual financial statements reflects the fact that the Company received the $250,000 purchase price and used the entire amount to continue the development of the SkySat airship by the end of fiscal 2010.  As the money was both received and used by the end of 2010 in accordance with the terms of the agreement between GTC and the Company, the Company does not believe that it is required to allocate the $250,000 as deferred revenues or classify any amounts as restricted cash in the 2010 annual financial statements.  The revised disclosure in the Company’s financial statements for the six months ended June 30, 2010 reflects the fact that $100,000 of the $250,000 purchase price had not yet been received or earned pursuant to the terms of the contract and should thus be reflected as deferred revenue.

Condensed Consolidated Balance Sheets, page F-21

COMMENT 6:  We note that your property and equipment balance increased from $0 at December 31, 2010 to $2,601,105 at June 30, 2011. In light of the significance of this asset, please provide detailed supporting footnote disclosure. This disclosure should describe the nature and amounts of the items included within this line-item. You should also provide accounting policy disclosure to describe, in detail, your depreciation and impairment policies relating to your property and equipment.

RESPONSE 6: Please see the revised disclosure on page F-30 of the Company’s Amendment No. 2 to Form S-1 to reflect the detailed supporting footnote disclosure.  Please see the revised disclosure on pages 23 and F-28 of the Company’s Amendment No. 2 to Form S-1 to reflect our accounting policy regarding “Property and Equipment” and the modification to our accounting policy on “Other Long-Lived Assets.”

Condensed Consolidated Statements of Operations, page F-22

COMMENT 7:  We note your presentation of stock based compensation and stock and options issued for services as single line items within your consolidated statements of operations. We believe that it is preferable to classify these expenses within the income statement line item to which they relate. If you choose to continue to show these amounts as a separate line item, please revise the face of your statements of operations to parenthetically note the amounts of the equity-related charges being excluded from the appropriate line items to provide transparency.

RESPONSE 7:  Please see the revised disclosure on page F-22 of the Company’s Amendment No. 2 to Form S-1 to reflect a combined line item for “Compensation.”

Note 3. Acquisitions, page F-29

COMMENT 8:  We note that $2,611,732 of the purchase price paid for GTC was allocated to property and equipment, and that GTC’s property and equipment balance at March 31, 2011 represented their interest in the SkySat airship. Because the airship is still in the development phase and related costs are being expensed by the company as research and development, it appears the value attributed to the reacquisition of this interest should also be expensed as research and development. Please revise your financial statements and disclosure accordingly or advise us.

RESPONSE 8: Please see the revised disclosure on page F-30 of the Company’s Amendment No. 2 to Form S-1 to reflect the re-allocation of the $250,000 related to the SkySat airship and related prepaid engineering costs among the remaining acquired assets in our purchase price allocation.

Balance Sheet, page F-41

COMMENT 9:  It is unclear why GTC has classified their interest in the SkySat airship as property and equipment. Please revise or advise us.

RESPONSE 9:  Please see the revised disclosure on pages F-41 through F-48 and F-52 through F-59 of the Company’s Amendment No. 2 to Form S-1 to reflect the expensing of the airship and related prepaid engineering costs to research and development.

Notes to Pro Forma Condensed Consolidated Statement of Operations, page F-66

COMMENT 10: Please remove adjustment to reflect reduction of legal and professional fees that management “anticipates” will be performed in-house. Pro forma adjustments that give effect to actions to be taken by management or are expected to occur after a business combination are not appropriate. However, you should consider whether these items should be addressed in a forward looking discussion within MD&A.

RESPONSE 10: Please see the revised disclosure on pages F-65 and F-66 of the Company’s Amendment No. 2 to Form S-1 to reflect the removal of the adjustments relating to the reduction of anticipated legal and professional fees.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact the undersigned at 321-452-3545 if you have any questions or comments with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter.  Thank you.

Very truly yours,

/s/ Barbara M. Johnson

Barbara M. Johnson
Vice President, General Counsel and
Secretary